Exhibit 99.1

For immediate release

Bell to cut capital expenditures and reduce high-speed fibre Internet expansion due to CRTC decision that discourages network investment

•	Bell to reduce planned network investment by over $1 billion in 2024-25, including a minimum of $500 to $600 million next year as a direct result of the CRTC decision

•	CRTC decision leaves access to high-speed fibre Internet at risk for millions of Canadians in rural, suburban and urban communities

MONTRÉAL, November 6, 2023 – Bell today announced its intention to reduce capital expenditures by over $1 billion in 2024-25, including a minimum of $500 to $600 million in 2024, money the company had planned to invest in bringing high-speed fibre Internet to hundreds of thousands of additional homes and businesses in rural, suburban and urban communities.

This reduction is in addition to Bell decreasing its 2023 capital expenditure budget by $100 million in anticipation of the CRTC decision to unrelentingly pursue wholesale access at the expense of critical network investment.

Bell’s fibre network is now available to over seven million homes and businesses. Prior to the CRTC’s decision, Bell’s near-term plan was to build high-speed fibre to nine million locations by the end of 2025. Bell will now re-consider pending builds in all communities where it had planned to expand, and will reduce its 2025 build target from nine million to 8.3 million locations.

Rolling back fibre network expansion is a direct result of the CRTC’s decision. Today’s decision forces Bell to open up its fibre network in Ontario and Quebec but does not mandate access to fibre-to-the-premises networks in western Canada where there are over three million fibre locations passed. If the intent of the decision is to benefit consumers then it is arbitrary and capricious to leave western Canadian consumers behind. When Bell enters a community with high-speed fibre Internet, it increases competition, and customers benefit from better service, better value and lower prices.

“When others scaled back investment at the onset of the COVID-19 pandemic, Bell leaned in and accelerated our annual capital expenditures to historic levels to provide Canadians with the reliable connectivity that they needed. Since 2020, we have invested over $18 billion in our networks and expanded high-speed fibre Internet to over three million homes and businesses across Québec, Ontario, Atlantic Canada and Manitoba. When public policy conditions in telecommunications support major investments and job creation, Canadians in small and large communities benefit directly from the best network technology available.”

•	Mirko Bibic, President and Chief Executive Officer, BCE and Bell Canada

Bell’s network expansion over the past four years has brought high-speed fibre Internet to hundreds of communities in Québec, Ontario, Atlantic Canada and Manitoba. Despite this industry-leading investment, more than five million locations on Bell’s roadmap still do not have access to fibre technology. Today’s CRTC decision jeopardizes Bell’s fibre network expansion to many of these households and businesses.

Bell’s fibre network delivers the world’s fastest Internet technology and helps bridge the digital divide, enabling people and businesses in communities small and large to thrive. These private sector investments in connectivity depend on the right public policy conditions. By encouraging investment, the federal government could provide more households and businesses of all sizes access to high-speed Internet services and address placed-based disparities that currently exist in this country.

Facts

•	$1 billion invested in broadband and 5G networks over one year generates an estimated $2 billion in economic activity and supports over 7,000 jobs at Bell and throughout our Canadian supply chain.[1]

•	Bell’s pure fibre Internet and Wi-Fi was ranked the fastest in Canada in Ookla’s Q1-Q2 Speedtest Awards report, the biannual analysis of wireline and wireless performance across the country.[2]

•	Bell Fibe delivers the world’s fastest Internet technology with reliable speeds multiple times faster than what cable competitors offer.

•	In 2022, we introduced Bell Gigabit Fibe 3.0, offering symmetrical download and upload speeds of up to three gigabits per second.

•	On October 31, 2023, Bell MTS launched Bell Gigabit Fibe 3.0 in Manitoba, bringing the fastest Internet speeds to Manitobans in eligible areas.

•	Bell Gigabit Fibe 8.0, now available in eligible areas of Ontario, delivers download speeds five times faster than cable technology and upload speeds 250 times faster than cable technology.

Caution Concerning Forward-Looking Statements

Certain statements made in this news release are forward-looking statements, including statements relating to the expected reduction in Bell’s planned fibre network expansion and capital expenditures following the CRTC’s decision mandating Bell to provide resellers with access to its fibre-to-the-premises network and the impacts expected to result therefrom, our business outlook, objectives, plans and strategic priorities, and other statements that are not historical facts. All such forward-looking statements are made pursuant to the “safe harbour” provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to inherent risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results or events could differ materially from our expectations. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. For additional information on assumptions and risks underlying certain of our

[1]	Estimate calculated on the basis of Table 36-10-0594-01, Input-output multipliers, detail level, from Statistics Canada for the Communication engineering construction industry.
[2]	Based on analysis by Ookla® of Speedtest Intelligence® data for Q1–Q2 2023.

forward-looking statements made in this news release, please consult BCE Inc.’s (BCE) 2022 Annual MD&A dated March 2, 2023, BCE’s 2023 First, Second and Third Quarter MD&As dated May 3, 2023, August 2, 2023 and November 1, 2023 and BCE’s news release dated November 2, 2023 announcing its financial results for the third quarter of 2023, filed by BCE with the Canadian provincial securities regulatory authorities (available at Sedarplus.ca) and with the U.S. Securities and Exchange Commission (available at SEC.gov). These documents are also available at BCE.ca.

About Bell

Bell is Canada’s largest communications company,3 providing advanced broadband wireless, TV, Internet, media and business communication services throughout the country. Founded in Montréal in 1880, Bell is wholly owned by BCE Inc. To learn more, please visit Bell.ca or BCE.ca.

Through Bell for Better, we are investing to create a better today and a better tomorrow by supporting the social and economic prosperity of our communities. This includes the Bell Let’s Talk initiative, which promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research and workplace leadership initiatives throughout the country. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries

media@bell.ca

Investor inquiries

Richard Bengian

richard.bengian@bell.ca

[3]	Based on total revenue and total combined customer connections.